November 8, 2024

William Caragol
Chief Financial Officer
Mainz Biomed N.V.
Robert Koch Strasse 50
55129 Mainz
Germany

       Re: Mainz Biomed N.V.
           Registration Statement on Form F-1
           Filed November 5, 2024
           File No. 333-282993
Dear William Caragol:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Tim Dockery